APTINYX INC.

c/o Verdolino & Lowey, P.C.
124 Washington Street, Suite 101
Foxborough, MA
(508) 543-1270

May 24, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Aptinyx Inc. – Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-263808)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aptinyx Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-263808), together with the exhibits and amendments thereto, which was filed on March 24, 2022 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was declared effective by the Commission on March 31, 2022, but no securities have been issued or sold under the Registration Statement.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, Finnbarr Murphy, Esq., of Goodwin Procter LLP, at (212) 459-7257.

/s/ Andy Kidd
Chief Executive Officer